

December 18, 2014

Via E-mail
Mr. David M. DeMedio
Chief Financial Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA 19355

>   **Re: USA Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2014**
>   **Filed September 29, 2014**
>   **File No. 1-33365**

Dear Mr. DeMedio:

      We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

Item 8. Financial Statements and Supplementary Data

Note 10. Income Taxes, page F-15

1.   We note you released a significant portion of your deferred tax asset valuation allowance during fiscal 2014. We further note that you have recognized significant cumulative losses from continuing operations prior to fiscal 2013 and recognized operating losses in two of the quarters in fiscal 2013 and 2014. In light of your disclosure that forecasts used assume that significantly fewer net connections would be added to its service year and that net connections added is a key metric in driving future growth and earnings, please explain to us your basis for the expectation that in future periods the company will continue positive earnings performance. Tell us how you weighted all of the evidence,

including your consideration of the extent to which it can be objectively verified, in reaching the conclusion to reverse the valuation allowance. Refer to paragraphs 30-21 through 30-23 of ASC 740-10-30.

<u>Note 16. Commitments and Contingencies, page F-22</u>

2.   We note your disclosure that during fiscal 2014 you entered into six agreements covered under a master lease agreement to lease back the equipment. Please provide us with your analysis of the guidance in ASC 840-10-25-1 supporting your classification of these as operating leases, including your consideration of the renewal option and transfer of ownership at the end of the lease term.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief